



07028416

Toronto Ontario M5G 2C2
Tel 416 979 1991
Fax 416 979 5893
www.uraniumparticipation.com

November 22, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

SUPPL

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Ladies and Gentlemen:     Re:     Uranium Participation Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934 (**SEC File No. 82-35023**)

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended:

A. <u>Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws</u>

Press Release dated November 19, 2007

**PROCESSED**

**DEC 05 2007**

**THOMSON FINANCIAL**

B. <u>Information filed by the Company with the Toronto Stock Exchange</u>

None

C. <u>Information which the Company has offered for distribution to its security holders</u>

None

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (416) 979 – 1991 Ext: 366.

Very truly yours,

URANIUM PARTICIPATION CORPORATION

By: _____
Title: Corporate Secretary
Date: November 22, 2007.



**Uranium Participation Corporation**

## Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

### URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE
### AT OCTOBER 31, 2007

TORONTO, November 19, 2007 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at October 31, 2007 was CDN$629,871,000 or CDN$9.69 per share on a basic and fully diluted basis. As at October 31, 2007, Uranium Corp's investment portfolio consisted as follows:

| (in thousands of Canadian dollars, except quantity amounts) | Quantity | Average Cost | Market Value |
|---|---|---|---|
| **Investments In Uranium:** | | | |
| Uranium oxide in concentrates ("$U_3O_8$") | 4,475,000 lbs | $ 197,093 | $ 361,318 |
| Uranium hexafluoride ("$UF_6$") | 1,200,000 KgU | $ 217,963 | $ 262,172 |
| | | $ 415,056 | $ 623,490 |
| $U_3O_8$ average cost and market value per pound: | | | |
| - In Canadian dollars | | $ 44.04 | $ 80.74[1] |
| - In United States dollars | | $ 37.91 | $ 85.00 |
| $UF_6$ average cost and market value per KgU: | | | |
| - In Canadian dollars | | $ 181.64 | $ 218.48[1] |
| - In United States dollars | | $ 161.81 | $ 230.00 |

[1] Converted at the October 31, 2007 exchange rate of $0.9499.

On November 5, 2007, Uranium Corp completed the purchase of 217,230 KgU as $UF_6$ for a total price of US$45,000,000.

### About Uranium Participation Corporation
Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates ($U_3O_8$) and uranium hexafluoride ($UF_6$) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

**THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES.**

For further information contact:

E. Peter Farmer, President

(416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer

(416) 979-1991 Ext. 372

